Profit and Loss

Lawswaks Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	3.13
Reimbursement	52,080.00
Sales	5,148.43
Sales of Product Income	128,028.64
Total for Income	**$185,260.20**
Cost of Goods Sold	
Cost of goods sold	$30,728.42
Cost of labor - COGS	5.58
Equipment rental - COGS	626.92
Freight in - COGS	35.00
Supplies & materials - COGS	17,916.75
Total for Cost of goods sold	**$49,312.67**
Total for Cost of Goods Sold	**$49,312.67**
Gross Profit	**$135,947.53**
Expenses	
Advertising & marketing	9,646.23
Business licenses	6,459.29
Contract labor	29,200.73
Contributions to charities	50.00
Employee benefits	447.00
General business expenses	0
Bank fees & service charges	269.28
Continuing education	338.79
Memberships & subscriptions	6,278.55
Uniforms	493.62
Total for General business expenses	**$7,380.24**
Insurance	0
Business insurance	1,825.00
Total for Insurance	**$1,825.00**
Interest paid	3,473.92
Legal & accounting services	$1,505.21
Legal Fees	1,008.17
Total for Legal & accounting services	**$2,513.38**
Meals	$41.54
Meals with clients	802.25
Total for Meals	**$843.79**

Profit and Loss

Lawswaks Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Office expenses	$362.75
Office supplies	240.27
Shipping & postage	1,213.68
Small tools & equipment	18,757.88
Total for Office expenses	**$20,574.58**
Payroll expenses	0
Salaries & wages	33,350.82
Total for Payroll expenses	**$33,350.82**
Rent	$2,710.64
Equipment rental	804.73
Total for Rent	**$3,515.37**
Repairs & maintenance	3,482.81
Research & Development	67.70
Supplies	-$135.71
Supplies & materials	766.25
Total for Supplies	**$630.54**
Taxes paid	$1,250.38
Payroll taxes	1,934.91
Total for Taxes paid	**$3,185.29**
Travel	0
Hotels	153.81
Total for Travel	**$153.81**
Unapplied Cash Bill Payment Expense	-13,266.09
Utilities	$493.94
Internet & TV services	4,003.38
Phone service	2,648.68
Total for Utilities	**$7,146.00**
Total for Expenses	**$120,680.41**
Net Operating Income	**$15,267.12**
Other Income	
Interest earned	2.61
Total for Other Income	**$2.61**
Other Expenses	
Depreciation	39,628.00
Total for Other Expenses	**$39,628.00**
Net Other Income	**-$39,625.39**
Net Income	**-$24,358.27**

Lawswaks Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (3418) - 1	-863.21
Bus. Checking/Payroll Account 8635	-1,145.44
Cash	765.00
CHASE BUS TOTAL SAV (2360) - 1	4,391.87
Debit Card	-156.74
Moving Expenses	828.83
Gas	1,003.41
Truck Rental	3,121.01
Total Moving Expenses	**4,953.25**
Total Bank Accounts	**$7,944.73**
Other Current Assets	
Tax exempt investments	103.04
Total Other Current Assets	**$103.04**
Total Current Assets	**$8,047.77**
Fixed Assets	
Accumulated depreciation	-51,851.00
Furniture & fixtures	1,410.40
Improvements	340,317.98
Tools, machinery, and equipment	130,164.08
Total Fixed Assets	**$420,041.46**
TOTAL ASSETS	**$428,089.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-10,291.14
Total Accounts Payable	**$ -10,291.14**
Credit Cards	
Alexandra Lawson	41,381.11
American Express	23,534.75
Scott Lawson	-23,954.70
Scott Lawson	115.37
Total Scott Lawson	**-23,839.33**
Total Credit Cards	**$41,076.53**
Other Current Liabilities	
Payroll wages and tax to pay	-29,239.61
Wages to pay	-30,704.89

Lawswaks Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Total Payroll wages and tax to pay	**-59,944.50**
Sales tax to pay	-3,192.85
Short-term business loans	6,000.00
Total Other Current Liabilities	**$ -57,137.35**
Total Current Liabilities	**$ -26,351.96**
Long-Term Liabilities	
Loan from Shareholder	365,051.83
Long-term business loans	160,774.88
Long-term loans from shareholders	-31,163.25
Total Long-Term Liabilities	**$494,663.46**
Total Liabilities	**$468,311.50**
Equity	
Opening balance equity	0.00
Retained Earnings	-15,864.00
Net Income	-24,358.27
Total Equity	**$ -40,222.27**
TOTAL LIABILITIES AND EQUITY	**$428,089.23**

Statement of Cash Flows

Lawswaks Inc.

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-24,358.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-15,570.51
Accumulated depreciation	51,851.00
Alexandra Lawson	40,253.84
American Express	23,534.75
Long-term loans from shareholders	-31,163.25
Payroll wages and tax to pay	-29,239.61
Payroll wages and tax to pay:Wages to pay	-30,704.89
Sales tax to pay	-3,191.88
Scott Lawson	-26,434.68
Scott Lawson:Scott Lawson	-1,788.00
Short-term business loans	6,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$16,453.23**
Net cash provided by operating activities	**-$40,811.50**
INVESTING ACTIVITIES	
Furniture & fixtures	-1,410.40
Improvements	-340,317.98
Tools, machinery, and equipment	-65,514.61
Net cash provided by investing activities	**-$407,242.99**
FINANCING ACTIVITIES	
Loan from Shareholder	365,051.83
Long-term business loans	160,848.20
Opening balance equity	-242,399.64
Retained Earnings	24,036.00
Net cash provided by financing activities	**$307,536.39**
NET CASH INCREASE FOR PERIOD	**-$140,518.10**
Cash at beginning of period	**$148,462.83**
CASH AT END OF PERIOD	**$7,944.73**